NEWS RELEASE February 8, 2007 NR 07-07 www.energymetalscorp.com

Energy Metals Announces Key Technical Appointments

Vancouver, British Columbia, February 8, 2007: Energy Metals Corporation (NYSE Arca: EMU| TSX:EMC) is pleased to announce the addition of five key technical experts to Energy Metals US operations team.

“Energy Metals continues building a strong operational team experienced in In-Situ Recovery uranium mining methods in the United States when many uranium companies are facing challenges finding qualified technical specialists in this field. The five new professionals bring the total number of EMC’s professional engineers, geologists, technicians and other specialists to 75,” – stated Paul Matysek, CEO and President of Energy Metals Corporation. “With these experienced staff additions to EMC’s technical team in the United States, the company is positioning itself for further expansion of its Wyoming ISR operations”.

Wyoming Operations Group

Mr. Calvin E. VanHolland accepted the position of a District Geologist. Mr. Steven Loose became a Project Geologist. Mr. Colin Moody has joined the company as a Staff Geologist. Mr. Thomas Litman joined the company as a Landman. Mr. Jon Green became the Senior Logging Technician for EMC.

Biographical summaries

Mr. Calvin VanHolland, B.A. in Geology, Registered Professional Geologist, WY
Mr. VanHolland has 26 years of experience in the uranium exploration and solution mining industry. His focus has been on sedimentary uranium, particularly roll-front deposits. He began his uranium career in 1976 with Uranerz USA as an exploration geologist in Wyoming’s Powder River Basin where he was instrumental in the discovery of the Ruth ore deposit. Starting in 1988, as a Senior Geologist with Total Minerals and later COGEMA, his activities concentrated on the delineation and development of uranium solution mining (ISR) properties in Texas and Wyoming. In Texas, he supervised wellfield development for the West Cole Project, delineation drilling of the Alta Mesa deposit, and was involved in reserve analysis at the Holiday-El Mesquite Project. In Wyoming he oversaw wellfield development at the Christensen Ranch Project and ISR evaluation of Shirley Basin properties. Mr.VanHolland began consulting for Mestena Uranium, Inc. in 2004 where he helped start-up development of the Alta Mesa ISR Mine in South Texas. In 2005 he joined High Plains Uranium, Inc. as their Chief Geologist in Casper, Wyoming.

Steven Loose, M.Sc., Registered Professional Geologist, WY
Mr. Loose began his career with Rocky Mountain Energy Company, participating as a geological assistant in several uranium reconnaissance programs. These included geochemical and geophysical prospecting at RME’s Copper Mountain, WY uranium project, and a reconnaissance project in the South Dakota Black Hills. Upon obtaining his B.Sc. he was employed as a development geologist at RME’s Bear Creek Uranium Mine with oversight of an expansion drilling program in the Powder River Basin. He later transferred to RME’s exploration division and worked as an exploration geologist on various uranium projects including the Rock Springs uplift in Wyoming, reconnaissance programs near Spokane, Washington and in the Great Divide Basin, and at RME’s Nine Mile Lake project.

Mr. Loose also worked as a Consulting Geologist, completing an assessment drilling program as well as assisting in the preparation of a report on the oil and gas potential of Montana’s Thrust Belt. He completed his thesis on a sediment hosted Cu-Ag-Pb-Zn occurrence. Mr. Loose received his B.Sc. from South Dakota School of Mines and his M.Sc. from the University of Wyoming.

Mr. Colin Moody, B.Sc., Geologist
While pursuing his studies, he served as a well site technician in Wyoming, Kansas, and Texas for Tiorco Inc., an enhanced oil recovery company. Mr. Moody joined High Plains Uranium, Inc. as a Staff Geologist early in 2006. With High Plains, he participated in various property evaluations and in the planning of the baseline monitor well program on the Allemand-Ross project, where he also served as field supervisor of drilling activities.

Thomas E. Litman, B.Sc., RL, Landman - Wyoming
Mr. Litman most recently was employed as a contract landman for High Plains Uranium, Inc. Prior to joining High Pains full time, Mr. Litman was Land Manager for Uranerz Energy Corporation, as well as land title and lease negotiations for various oil and gas companies and financial institutions. Mr. Litman is also a member of both the Wyoming and American Association of Professional Landmen where he is working towards his CPL certification. Mr. Litman received his B.Sc. in Business and Marketing from Montana State University

Jon Green
Mr. Jon Green has over 20 years of geophysical logging and wireline experience.

Mr. Green began his career in 1985 with Kerr McGee Resources as a uranium logging technician in Wyoming. He later spent several years in the oilfield before joining Rio Algom Mining Corp. at the Smith Ranch facility in 1997. Most recently he was employed by Power Resources, Inc. at the Smith Ranch-Highland Uranium project. There he was responsible for training, scheduling, maintenance, and repair of four company logging units, at times he was overseeing logging operations for up to 29 drilling rigs during exploration, delineation and well field installation.

Energy Metals Corporation

Energy Metals Corporation is a NYSE Arca and TSX listed company focused on advancing its industry leading uranium property portfolio towards production in what is the world's largest uranium consumer market, the United States of America. Energy Metals Corporation has extensive advanced property holdings in Wyoming, Texas and New Mexico that are amenable to ISR (in-situ recovery). This form of uranium mining was pioneered in Texas and Wyoming and utilizes oxygenated groundwater to dissolve the uranium in place and pump it to the surface through water wells. Energy Metals is currently developing the La Palangana uranium deposit and upgrading the Hobson Uranium Processing Plant in Texas for an anticipated 2008 production date. Energy Metals is also actively advancing other significant uranium properties in the States of Colorado, Utah, Nevada, Oregon and Arizona.

For further information, please contact:

Energy Metals Corporation
Paul Matysek, M.Sc., P.Ge., CEO and President: (604) 684-9007
Bill Sheriff, B.Sc., Chairman: (972)333-2214
Farhad Abasov, B.A., MBA, VP Strategic Communications: (604) 697-5684

Information Regarding Forward-Looking Statements: Except for historical information contained herein, the statements in this Press Release are forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Energy Metals’ actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things: volatility of natural resource prices; product demand; market competition and risks inherent in the company’s operations. These and other risks are described in the Company’s public filings with Canadian Securities Regulators available at www.sedar.com and with the Securities and Exchange Commission available at www.sec.com.

Copyright © 2007 by Energy Metals Corporation. All rights reserved.

For more information, send questions and comments to info@energymetalscorp.com.